SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2010
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 9, 2010

Shaw Communications Inc.

By:	/s/ Steve Wilson Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
Shaw announces second quarter financial and operating results
Calgary, Alberta (April 9, 2010) — Shaw Communications Inc. announced results for the second quarter ended February 28, 2010. Consolidated service revenue for the quarter and year-to-date periods of $929 million and $1.84 billion, respectively, was up 11% over the same periods last year. Total service operating income before amortization1 of $425 million and $900 million, respectively, improved 11% and 20% over the comparable periods. Excluding a one-time CRTC Part II fee recovery the year-to-date increase in service operating income before amortization was 10%. Funds flow from operations2 was $358 million and $697 million for the three and six month periods, respectively, compared to $335 million and $646 million in the same periods last year.
Chief Executive Officer and Vice Chair Jim Shaw stated, “Our financial performance this quarter was solid. We continue to grow in the face of intense competition and a slow economy. We have built the foundation for growth with our advanced broadband network, strong customer relationships, and prudent management approach.”
Digital customers increased 98,544 to 1,508,527, and Internet and Digital Phone lines grew by 26,735 to 1,771,312 and 54,922 to 978,287, respectively. Basic customers declined by 1,055 and DTH customers increased 1,071. During the quarter Shaw surpassed 1,000,000 HD customers, with over 650,000 Digital Cable and 350,000 DTH subscribers receiving HD television services.
Mr. Shaw continued, “Shaw is leading the way in bringing High Definition programming into Canadian homes. We continue to expand our HD channel line-up with popular and high quality services, offer a wide variety of HD programming on VOD, and provide an easy entry point with HD digital terminal rentals. Shaw is committed to being at the forefront in delivering HD services as technology and consumer demand continue to evolve in this area.”
Free cash flow1 for the three and six month periods was $130 million and $295 million, respectively, compared to $138 million and $252 million for the same periods last year. The current quarter was comparable to the same period last year despite increased cash taxes of $50 million in the current period. The improvement on a year-to-date basis was primarily due to increased service operating income before amortization and lower capital investment both of which were partially offset by cash taxes.
Net income of $139 million or $0.32 per share for the quarter ended February 28, 2010 compared to $157 million or $0.37 per share for the same period last year. Net income for the first six months of the year was $253 million or $0.58 per share compared to $280 or $0.65 per share last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). 3 The current year-to-date period included debt retirement costs and amounts related to financial instruments of $82 million and $46 million, respectively, while the prior year quarter benefitted from a tax recovery of approximately $23 million related to reductions in enacted income tax rates. Excluding the non-operating items, net income for the current three and six month periods ended February 28, 2010 would have been $139 million and $320 million, respectively, compared to $129 million and $251 million in the same periods last year.

Service revenue in the Cable division was up 13% for each of the three and six month periods to $732 million and $1.44 billion. The improvement was primarily driven by customer growth, including acquisitions, and rate increases. Service operating income before amortization was up 13% for the quarter and 19% for the year-to-date period.
Service revenue in the Satellite division was $197 million and $394 million for the quarter and year-to-date periods, up 4% over each of the comparable periods last year. Service operating income before amortization for the three and six month periods was $70 million and $163 million compared to $68 million and $133 million for the same periods last year.
“We are advancing our strategy to offer a competitive wireless offering and are now planning for an initial launch in late 2011. Accordingly, we are accelerating our Wireless capital spend and expect to invest approximately $100 million in fiscal 2010. The investment in this new business will primarily be funded by cash on hand.”
“We remain on track to deliver on our financial guidance for the consolidated Cable and Satellite segments, including free cash flow comparable to 2009” said Jim Shaw.
In January 2010 the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $0.88 on Shaw’s Class B Non-Voting Participating shares and $0.8775 on Shaw’s Class A Participating shares. This new rate was effective with the dividend paid on March 30, 2010.
In February 2010 Shaw announced its intention to subscribe for a minimum of $95 million in shares of a restructured Canwest Global Communications Corp. (“Canwest”), representing a 20% equity and 80% voting interest. The recent restructuring initiatives undertaken by Canwest have positioned it as a pure play Canadian broadcaster.

During the quarter the Company repurchased 4,600,000 shares for $90 million and has repurchased 6,100,000 shares for $118 million this fiscal year, offsetting the dilution associated with the equity initially issued on the acquisition of Mountain Cable and effectively debt financing the entire purchase price.
Mr. Shaw concluded, “We have a strong core business generating healthy free cash flow, solid balance sheet, and the flexibility to capitalize on opportunities as our industry evolves. We are excited about the future and the strategic investments we are making in Wireless and Canwest to drive further growth. We will execute on these with the same financial and operating discipline our investors have come to expect.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.7 million Internet and 950,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 28, 2010
April 9, 2010
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2009 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 28, 2010
Selected Financial Highlights

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn except per share amounts)	2010	2009	%	2010	2009	%
Operations:
Service revenue	929,142	839,144	10.7	1,835,076	1,656,612	10.8
Service operating income before amortization (1) (2)	424,825	381,832	11.3	899,777	750,162	19.9
Operating margin(1) (2) (3)	45.7%	45.5%	0.2	49.0%	45.3%	3.7
Funds flow from operations (4)	358,206	334,508	7.1	697,158	646,475	7.8
Net income (2)	138,712	156,585	(11.4)	252,941	280,059	(9.7)
Per share data:
Earnings per share — basic (2)	$0.32	$0.37		$0.58	$0.65
— diluted	$0.32	$0.36		$0.58	$0.65
Weighted average participating shares outstanding during period (000’s)	432,960	428,833		432,733	428,295

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
The 2009 comparative periods have been restated as a result of the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. For the three months ended February 28, 2009, service operating income before amortization, Operating margin, Net income and Basic earnings per share have been restated from $381,355, 45.4%, $156,229 and $0.36, respectively. For the six months ended February 28, 2009, Service operating income before amortization, Operating margin and Net income have been restated from $749,152, 45.2% and $279,306, respectively. See update to critical accounting policies and estimates on page 20.

(3)	Operating margin adjusted to exclude the one-time CRTC Part II recovery for the six months ended February 28, 2010 would be 44.9%.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

	Total	Growth
	February 28,	Three months ended February 28,		Six months ended February 28,
	2010	2010	2009	2010	2009
Subscriber statistics:
Basic cable customers	2,328,557	(1,055)	4,273	(2,471)	13,471
Digital customers	1,508,527	98,544	106,489	186,803	167,206
Internet customers (including pending installs)	1,771,312	26,735	26,130	62,977	57,282
Digital phone lines (including pending installs)	978,287	54,922	50,848	116,383	107,445
DTH customers	903,109	1,071	3,657	2,168	4,105

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $929.1 million and $1.84 billion for the three and six month periods, respectively, improved 10.7% and 10.8% over the comparable periods last year.
•	Consolidated free cash flow[1] for the quarter and year-to-date periods was $129.5 million and $294.9 million, respectively, compared to $138.4 million and $252.4 million for the same periods last year.
•
In January 2010 the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $0.88 on Shaw’s Class B Non-Voting Participating shares and $0.8775 on Shaw’s Class A Participating shares. This new rate was effective with the dividend paid on March 30, 2010.

•	During the quarter Shaw achieved a significant milestone, surpassing 1,000,000 HD customers, with over 650,000 Digital Cable and 350,000 DTH subscribers receiving HD television services.
•	Shaw announced its intention to subscribe for a minimum of $95 million in shares of a restructured Canwest, representing a 20% equity and 80% voting interest.
•	Shaw also announced its intention to move forward on the rollout of its Wireless strategy with planned launches now anticipated to commence in late 2011.
Consolidated Overview
Consolidated service revenue of $929.1 million and $1.84 billion for the three and six month periods, respectively, improved 10.7% and 10.8% over the same periods last year. The improvement was primarily due to customer growth, including acquisitions, and rate increases. Consolidated service operating income before amortization for the three and six month periods was up 11.3% and 19.9% over the comparable periods to $424.8 million and $899.8 million. The current periods improved due to the revenue related growth, partially offset by higher employee related and other costs associated with the increased subscriber base including marketing and sales activities, as well as the impact of the new Local Programming Improvement Fund (“LPIF”) fees. The current six month period also benefitted from a one-time CRTC Part II fee recovery. Excluding this one-time recovery, the year-to-date improvement was 9.9%.
Net income was $138.7 million and $252.9 million for the three and six months ended February 28, 2010 compared to $156.6 million and $280.1 million for the same periods last year. Non-operating items affected net income in both periods including debt retirement and amounts related to financial instruments in the current year-to-date period of $81.6 million and $46.1 million, respectively. Outlined on the following page are further details on these and other operating and non-operating components of net income for each period.

[1]	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

	Six months ended			Six months ended
	February 28,	Operating net	Non-	February 28,	Operating net	Non-
($000’s Cdn)	2010	of interest	operating	2009	of interest	operating

Operating income	575,317			471,926
Amortization of financing costs — long-term debt	(2,053)			(1,892)
Interest expense — debt	(123,710)			(113,564)

Operating income after interest	449,554	449,554	—	356,470	356,470	—
Debt retirement costs	(81,585)	—	(81,585)	—	—	—
Loss on financial instruments	(46,149)	—	(46,149)	—	—	—
Other gains	9,355	—	9,355	8,994	—	8,994

Income (loss) before income taxes	331,175	449,554	(118,379)	365,464	356,470	8,994
Current income tax expense (recovery)	105,281	117,004	(11,723)
Future income tax expense (recovery)	(27,047)	13,037	(40,084)	85,418	105,487	(20,069)

Income before following	252,941	319,513	(66,572)	280,046	250,983	29,063
Equity income on investee	—	—	—	13	—	13

Net income	252,941	319,513	(66,572)	280,059	250,983	29,076

	Three months ended			Three months ended (1)
	February 28,	Operating net	Non-	February 28,	Operating net	Non-
($000’s Cdn)	2010	of interest	operating	2009	of interest	operating

Operating income	259,463			238,657
Amortization of financing costs — long-term debt	(952)			(946)
Interest expense — debt	(61,646)			56,354

Operating income after interest	196,865	196,865	—	181,357	181,357	—
Loss on financial instruments	(1,504)	—	(1,504)	—	—	—
Other gains	638	—	638	7,312	—

Income (loss) before income taxes	195,999	196,865	(866)	188,669	181,357	7,312
Current income tax expense (recovery)	10,703	49,998	(39,295)
Future income tax expense (recovery)	46,584	7,487	39,097	31,964	52,546	(20,582)

Income (loss) before following	138,712	139,380	(668)	156,705	128,811	27,894
Equity income on investee	—	—	—	(120)	—	(120)

Net income (loss)	138,712	139,380	(668)	156,585	128,811	27,774

(1)	Restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 20.
The changes in net income are outlined in the table below.

	February 28, 2010 net income compared to:
	Three months ended		Six months ended
	November 30,	February 28,	February 28,
(000’s Cdn)	2009	2009	2009
Increased (decreased) service operating income before amortization	(50,127)	42,993	149,615
Increased amortization	(6,115)	(22,193)	(46,385)
Decreased (increased) interest expense	418	(5,292)	(10,146)
Change in net other costs and revenue (1)	116,647	(8,058)	(127,386)
Decreased (increased) income taxes	(36,340)	(25,323)	7,184

	24,483	(17,873)	(27,118)

(1)
Net other costs and revenue includes debt retirement costs, loss on financial instruments, other gains and equity income on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings.

Shaw Communications Inc.
Basic earnings per share were $0.32 and $0.58 for the quarter and six months, respectively, compared to $0.37 and $0.65 in the same periods last year. The current three month period benefitted from higher service operating income before amortization of $43.0 million which was more than offset by increased income taxes of $25.3 million, increased amortization of $22.2 million, and the change in net other costs and revenue of $8.1 million. The comparable three month period benefitted from a tax recovery of $22.6 million related to reductions in income tax rates as well as a gain on the sale of facilities included in other costs and revenue. The current six month period benefitted from higher service operating income before amortization of $149.6 million which was more than offset by the change in net other costs and revenue of $127.4 million, increased amortization of $46.4 million and higher interest expense of $10.1 million. The change in net other costs and revenue was due to debt retirement costs and amounts related to financial instruments associated with the early redemption of the three series of US senior notes in the current period. The higher service operating income before amortization in the current six month period included a one-time Part II fee recovery of $75.3 million.
Net income in the current quarter increased $24.5 million compared to the first quarter of fiscal 2010 mainly due to the change in net other costs and revenue of $116.6 million partially offset by lower service operating income before amortization of $50.1 million and increased taxes of $36.3 million. The lower service operating income before amortization was due to the one-time Part II fee recovery in the first quarter and the change in net other costs and revenue was due to debt retirement costs and amounts related to financial instruments in that same quarter. Higher taxes were mainly due to increased net income before taxes in the current quarter while the prior quarter also benefitted from a tax recovery of $17.6 million related to reduction in enacted income tax rates.
Funds flow from operations was $358.2 million and $697.2 million in the current three and six month periods compared to $334.5 million and $646.5 million last year. The increase over the comparative periods was primarily due to improved service operating income before amortization partially offset by current income taxes.
Consolidated free cash flow for the quarter and year-to-date periods of $129.5 million and $294.9 million compared to $138.4 million and $252.4 million in the same periods last year. The current quarter improved service operating income of $43.0 million was more than offset by current period cash taxes of $50.0 million. On a year-to-date basis the increased current period service operating income before amortization of $149.6 million and lower capital investment of $11.3 million was partially offset by cash taxes of $117.0 million. The Cable division generated $94.8 million of free cash flow for the quarter compared to $95.7 million in the comparable period. The Satellite division achieved free cash flow of $34.8 million compared to $42.7 million last year.
In February 2010 Shaw announced its intention to subscribe for a minimum of $95 million in shares of a restructured Canwest, representing a 20% equity and 80% voting interest. The investment would give Shaw effective control of one of the premier broadcasters and owners of content in the Canadian broadcasting industry. The investment by Shaw remains subject to certain conditions, including Canwest creditor approval, final Court approval, regulatory approval, and the resolution of matters under the shareholders agreement with entities related to Goldman Sachs regarding Canwest’s interest in the specialty television assets jointly acquired by Canwest and certain Goldman Sachs entities in 2007.

Shaw Communications Inc.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net).
Commencing in 2010, for the purpose of determining free cash flow, Shaw will exclude stock-based compensation expense, reflecting the fact that it is not a reduction in the Company’s cash flow. This practice is also more in line with the Company’s North American peers who report free cash flow.

Shaw Communications Inc.
Consolidated free cash flow is calculated as follows:

	Three months ended February 28,		Six months ended February 28,
($000’s Cdn)	2010	2009(2)	2010	2009(2)
Cable free cash flow (1)	94,761	95,694	216,621	171,974
Combined satellite free cash flow (1)	34,759	42,731	78,327	80,424

Consolidated free cash flow	129,520	138,425	294,948	252,398

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable — Financial Highlights” and “Satellite — Financial Highlights”.

(2)
Free cash flow for the comparative periods have not been restated to exclude stock based compensation. Cable free cash flow for the three and six months ended February, 2009 has been restated from $95,217 and $170,964, respectively, for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 20.

CABLE
FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2010	2009 (3)%		2010	2009 (3)%
Service revenue (third party)	732,251	649,559	12.7	1,440,761	1,278,913	12.7

Service operating income before amortization (1)	355,320	313,555	13.3	736,422	617,263	19.3
Less:
Interest expense	54,752	49,453	10.7	109,918	99,757	10.2
Cash taxes	39,999	—	100.0	88,004	—	100.0

Cash flow before the following:	260,569	264,102	(1.3)	538,500	517,506	4.1

Capital expenditures and equipment costs (net):
New housing development	20,711	16,633	24.5	42,441	40,740	4.2
Success based	58,152	43,744	32.9	108,502	77,181	40.6
Upgrades and enhancement	62,815	84,387	(25.6)	124,984	153,519	(18.6)
Replacement	13,732	10,658	28.8	26,310	25,798	2.0
Buildings/other	14,348	12,986	10.5	27,606	48,294	(42.8)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	169,758	168,408	0.8	329,843	345,532	(4.5)

Free cash flow before the following	90,811	95,694	(5.1)	208,657	171,974	21.3
Add back:
Non-cash stock based compensation	3,950	—	100.0	7,964	—	100.0

Free cash flow (1)	94,761	95,694	(1.0)	216,621	171,974	26.0

Operating margin (2)	48.5%	48.3%	0.2	51.1%	48.3%	2.8

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Operating margin adjusted to exclude the one-time CRTC Part II fee recovery in the six months ended February 28, 2010 would be 47.7%.

(3)
Service operating income before amortization, Free cash flow, and Operating margin for the comparative 2009 periods have been restated from $313,078, $95,217 and 48.2% for the three month period and $616,253, $170,964, and 48.2% for the six month period respectively for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 20.

Shaw Communications Inc.
Operating Highlights
•	Digital customers increased 98,544 during the quarter to 1,508,527. Shaw’s Digital penetration of Basic is now 64.8%, up from 56.7% and 40.5% at August 31, 2009 and 2008, respectively.
•
Digital Phone lines increased 54,922 during the three month period to 978,287 lines and Internet was up 26,735 to total 1,771,312 as at February 28, 2010. During the quarter Basic cable subscribers declined 1,055.

Cable service revenue improved 12.7% for each of the three and six month periods to $732.3 million and $1.44 billion, respectively, over the comparable periods last year. Customer growth, including acquisitions, and rate increases accounted for the improvement. Service operating income before amortization of $355.3 million and $736.4 million was up 13.3% and 19.3%, respectively, over the comparable quarter and year-to-date periods. The increase was mainly due to the revenue driven improvements, partially offset by higher employee related and other costs associated with growth including marketing and sales activities as well as the impact of the LPIF fees. The current six month period also included a one-time Part II fee recovery of $48.7 million. Excluding the recovery, the year-to-date improvement was 11.4%.
Service revenue was up $23.7 million over the first quarter of fiscal 2010 primarily due to customer growth, including the acquisition of the Hamilton cable system. Service operating income before amortization decreased $25.8 million over this same period primarily due to the one-time Part II fee recovery that benefitted the earlier quarter.
Total capital investment of $169.8 million for the quarter was comparable to the same period last year. Capital investment for the six month period of $329.8 million was $15.7 million lower than the same period last year.
Spending in new housing development was up $4.1 million in the quarter compared to the same period last year primarily due to moderately increased activity and bulk purchases made in the quarter.
Success-based capital increased $14.4 million and $31.3 million over the comparable three and six month periods, respectively. Digital success-based capital was up in both periods primarily due to increased rental activity, mainly HD rentals. The year-to-date period also included higher customer activations.
Investment in Upgrades and Enhancement declined $21.6 million and $28.5 million for the quarter and year-to-date periods, respectively, compared to the same periods last year. The prior periods included higher spending on internet speed upgrades and Digital Phone equipment to accommodate growth, the total of which was partially offset by investment in the current periods related to video-on-demand (“VOD”) growth and internet capacity expansion.
Investment in Buildings and Other decreased $20.7 million on a year-to-date basis compared to the same period last year. The decline was due to higher spending in the comparable period on IT related projects to upgrade back office and customer support systems as well as various facilities projects. The increased spending was partially reduced by proceeds received in the prior period on the sale of certain redundant facilities.

Shaw Communications Inc.
Subscriber Statistics

			February 28, 2010
			Three months ended		Six months ended
	February 28,	August 31,		Change		Change
	2010	2009(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,328,557	2,331,028	(1,055)	—	(2,471)	(0.1)
Penetration as % of homes passed	62.1%	62.9%
Digital customers	1,508,527	1,321,724	98,544	7.0	186,803	14.1

INTERNET:
Connected and scheduled	1,771,312	1,708,335	26,735	1.5	62,977	3.7
Penetration as % of basic	76.1%	73.3%
Standalone Internet not included in basic cable	243,885	238,710	(847)	(0.3)	5,175	2.2

DIGITAL PHONE:
Number of lines (2)	978,287	861,904	54,922	5.9	116,383	13.5

(1)	August 31, 2009 figures are restated for comparative purposes as if the acquisition of the Hamilton cable system in Ontario had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.
Shaw’s Digital Phone footprint has continued to expand with launches this year in smaller centres in the surrounding areas of Nanaimo and Prince George, both in British Columbia. The Digital Phone service is now available to 95% of Basic customers and at February 28, 2010 almost 45% of those customers are taking the service. Shaw is committed to enhancing its products and services and increasing value for customers. During the quarter the Company added an Asia Unlimited Calling Plan to the suite of Digital Phone offerings. The plan offers unlimited calling to some of the most popular calling destinations in Asia.
The Company strives to offer leading edge products and services and is preparing for limited trials of Gigabit Internet, a technology that is delivered over Fibre-to-the-Home and is 10 times faster than Shaw’s High-Speed Nitro service. High-Speed Nitro offers speeds of 100 Mbps per second and was launched approximately 6 months ago. It is currently available in Vancouver, Calgary, Edmonton, Victoria, Winnipeg and Saskatoon.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Service revenue (third party)
DTH (Shaw Direct)	177,100	168,084	5.4	354,452	333,860	6.2
Satellite Services	19,791	21,501	(8.0)	39,863	43,839	(9.1)

	196,891	189,585	3.9	394,315	377,699	4.4

Service operating income before amortization (1)
DTH (Shaw Direct)	59,763	57,026	4.8	143,514	109,515	31.0
Satellite Services	9,742	11,251	(13.4)	19,841	23,384	(15.2)

	69,505	68,277	1.8	163,355	132,899	22.9

Less:
Interest expense (2)	6,562	6,561	—	13,125	13,124	—
Cash taxes on net income	9,999	—	100.0	29,000	—	100.0

Cash flow before the following:	52,944	61,716	(14.2)	121,230	119,775	1.2

Capital expenditures and equipment costs (net):
Success based (3)	17,343	17,387	(0.3)	40,383	36,868	9.5
Buildings and other	1,239	1,598	(22.5)	3,323	2,483	33.8

Total as per Note 2 to the unaudited interim
Consolidated Financial Statements	18,582	18,985	(2.1)	43,706	39,351	11.1

Free cash flow before the following	34,362	42,731	(19.6)	77,524	80,424	(3.6)
Add back:
Non-cash stock option expense	397	—	100.0	803	—	100.0

Free cash flow (1)	34,759	42,731	(18.7)	78,327	80,424	(2.6)

Operating Margin (4)	35.3%	36.0%	(0.7)	41.4%	35.2%	6.2

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

(4)	Operating margin adjusted to exclude the one-time CRTC Part II fee recovery in the six months ended February 28, 2010 would be 34.7%.
Operating Highlights
•	Free cash flow of $34.8 million for the quarter compares to $42.7 million in the same period last year.

•	During the quarter Shaw Direct added 1,071 customers and as at February 28, 2010 DTH customers now total 903,109.
Service revenue of $196.9 million and $394.3 million for the three and six month periods, respectively, was up 3.9% and 4.4% over the same periods last year. The improvement was primarily due to rate increases and customer growth partially offset by lower revenues in the Satellite services division related to various contract renegotiations.
Service operating income before amortization improved 1.8% and 22.9% over the comparable three and six month periods, respectively, to $69.5 million and $163.4 million. The improvement in both periods was due to revenue related growth partially offset by higher employee related amounts and LPIF costs. The current six month period also included a one-time Part II fee recovery of $26.6 million. Excluding the recovery, the year-to-date improvement was 2.9%.

Shaw Communications Inc.
Service operating income before amortization decreased $24.3 million over the first quarter primarily due to the one-time Part II fee recovery recorded in the first quarter.
Total capital investment of $18.6 million for the quarter compared to $19.0 million in the same period last year. The year-to-date investment of $43.7 million increased over the prior year spend of $39.4 million. Success based capital was higher mainly due to increased activations as well as lower customer pricing. The increase in Buildings and Other was mainly due to the relocation and expansion of the Montreal call centre.
Subscriber Statistics

			February 28, 2010
			Three months ended		Six months ended
	February 28,	August 31,		Change		Change
	2010	2009	Growth	%	Growth	%

DTH customers (1)	903,109	900,941	1,071	0.1	2,168	0.2

(1)	Including seasonal customers who temporarily suspend their service.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Amortization revenue (expense) —
Deferred IRU revenue	3,136	3,136	—	6,273	6,273	—
Deferred equipment revenue	30,482	33,941	(10.2)	61,743	66,978	(7.8)
Deferred equipment costs	(58,140)	(62,962)	(7.7)	(117,649)	(123,391)	(4.7)
Deferred charges	(256)	(256)	—	(512)	(512)	—
Property, plant and equipment	(131,741)	(108,645)	21.3	(256,380)	(212,234)	20.8
Other intangibles	(8,843)	(8,389)	5.4	(17,935)	(15,350)	16.8

Amortization of deferred equipment revenue and deferred equipment costs fluctuated over the comparative periods due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of rental programs.
Amortization of property, plant and equipment and other intangibles increased over the comparable periods as the amortization of capital expenditures exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.
Amortization of financing costs and Interest expense

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Amortization of financing costs — long-term debt	952	946	0.6	2,053	1,892	8.5
Interest expense — debt	61,646	56,354	9.4	123,710	113,564	8.9

Interest expense increased over the comparative periods as a result of higher average debt levels partially offset by a lower average cost of borrowing resulting from changes in various components of long-term debt.
Debt retirement costs
During the first quarter, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemption, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion senior notes issuance in early October 2009 to fund the cash requirements for the redemptions. The refinancing of the three series of US senior notes has reduced the Company’s annual interest expense by approximately $35.0 million.
Loss on financial instruments
On redemption of the US senior notes, the Corporation unwound and settled a portion of the principal components of two of the associated cross-currency agreements and entered into offsetting currency swap transactions and amended agreements for the outstanding notional principal amounts. The associated interest component of the cross-currency interest rate exchange agreements remains outstanding. As these contracts no longer qualify as cash flow hedges, the related loss in accumulated other comprehensive loss of $50.1 million was reclassified to net income. Subsequent changes in the value of these agreements will be recorded in net income. The total amount recorded for three and six months ended February 28, 2010 was a loss of $1.5 million and a gain of $4.0 million, respectively.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In addition, the six month period of the prior year includes a gain of $10.8 million on cancellation of a bond forward contract.
Income taxes
Income taxes increased over the comparative quarter and decreased over the comparable six-month period due to fluctuations in net income before income taxes and future tax recoveries related to reductions in corporate income tax rates of $17.6 million in the first quarter of the current year and $22.6 million in the second quarter of the prior year.

Shaw Communications Inc.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2009 Annual Report under the Introduction to the Business - Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:
Impact of Regulation — Potential for New or Increased Fees
On March 22, 2010 the CRTC introduced a new framework setting out a market-based solution to allow private local television stations to negotiate a fair value for the distribution of their programming with cable and satellite companies. The CRTC is uncertain as to its authority to implement this negotiation regime and is seeking clarification on its jurisdiction under the Broadcasting Act from the Federal Court of Appeal. As a result, depending on the decision of the Court, and impact of other interveners, it is possible that a monetary and/or non-monetary negotiated compensation regime could arise.
FINANCIAL POSITION
Total assets at February 28, 2010 were $9.9 billion compared to $8.9 billion at August 31, 2009. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2009.
Current assets (excluding the derivative instrument) increased $264.1 million due to increases in cash and cash equivalents of $216.1 million, accounts receivable of $31.1 million and future income taxes of $14.5 million. Cash and cash equivalents were up due to excess funds from the $650 million senior note issuance. Accounts receivable were up due to rate increases, subscriber growth and timing of cash collections. Future income taxes increased due to the timing of various temporary differences in the current quarter.
Derivative instruments (current and non-current) of $148.2 million arose upon payment of $145.9 million to enter into offsetting currency swap transactions for the outstanding notional principal amounts (i.e. end of swap notional exchanges) under certain of the remaining cross-currency interest rate exchange agreements.
Investments decreased by $29.6 million due to reclassifying $190.9 million of spectrum license deposits to intangibles partially offset by the purchase of a Government of Canada bond for $159.0 million.
Property, plant and equipment increased $105.8 million as current year capital investment and amounts acquired on the Mountain Cable acquisition exceeded amortization.
Broadcast rights and goodwill increased $245.0 million and $81.0 million, respectively due to the acquisition of Mountain Cable in Hamilton, Ontario.

Shaw Communications Inc.
Spectrum licenses of $190.9 million arose in the first quarter as the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses.
Current liabilities (excluding current portion of long-term debt and derivative instruments) increased $53.6 million due to a decrease in accounts payable of $45.7 million offset by increases in income taxes payable of $91.6 million and unearned revenue of $7.7 million. Accounts payable and accrued liabilities declined due to the impact of the Part II fee recovery which was partially offset by a net increase in trade and other payables. Income taxes payable were up due to the current year income tax expense and unearned revenue increased due to customer growth, rate increases and the acquisition of Mountain Cable.
Total long-term debt increased $829.6 million as a result of $1.88 billion in net proceeds on the $1.25 billion and $650.0 million senior note issuances partially offset by the payment of $1.02 billion on the early redemption of US $440 million senior notes, US $225 million senior notes and US $300 million senior notes and a decrease of $40.5 million relating to the translation of these US denominated senior notes prior to the redemption dates. The current portion of long-term debt decreased due to the early redemption of US $440 million senior notes due in April 2010.
Other long-term liabilities increased by $172.6 million due to the reclassification of $158.7 million from derivative instruments in respect to the liability for the principal components of the US $300,000 amended cross-currency interest exchange agreements.
Derivative instruments (including current portion) decreased $266.2 million due to the payment of $146.1 million to unwind and settle a portion of the principal component of two of the cross-currency interest rate exchange agreements related to the US senior notes and the aforementioned reclassification of $158.7 million which was partially offset by the current period derivative loss, including $40.5 million in respect of the foreign exchange loss on the notional amounts of the derivatives relating to the hedged on long-term debt prior to the redemption dates.
Future income taxes increased $77.4 million primarily due to the acquisition of Mountain Cable.
Share capital increased by $114.0 million primarily due to the issuance of 6,141,250 Class B Non-Voting Shares in connection with the acquisition of Mountain Cable for $120.0 million and the issuance of 1,559,077 Class B Non-Voting Shares under the Company’s option plans for $27.1 million partially offset by the repurchase of 6,100,000 Class B Non-Voting Shares for $118.1 million of which $33.0 million reduced stated share capital and $85.1 million was charged against retained earnings. As of March 31, 2010, share capital is as reported at February 28, 2010 with the exception of the issuance of 350,861 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased primarily due to reclassifying the remaining losses on the cross-currency interest rate exchange agreements into income upon redemption of the underlying US denominated long-term debt.

Shaw Communications Inc.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $294.9 million of consolidated free cash flow. Shaw used its free cash flow along with net proceeds of $1.88 billion from its two senior notes offerings, proceeds on issuance of Class B Non-Voting Shares of $25.5 million and other net items of $16.7 million to redeem the three series of US dollar denominated senior notes for $1.02 billion, pay $291.9 million on cross-currency interest rate swap agreements, pay $79.5 million in debt retirement costs, purchase $118.1 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $181.8 million, purchase the Hamilton cable system for $155.7 million, purchase a Government of Canada bond for $159.0 million and increase cash and short-term securities of $216.7 million.
During the first quarter, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010 and US $225 million 7.25% due April 6, 2011 on October 13, 2009, and its US $300 million 7.20% senior notes due December 15, 2011 on October 20, 2009. The net proceeds from the $1.25 billion 5.65% senior note issuance due 2019 were used to fund the majority of the cash requirements for the redemptions including the make-whole premiums and payments in respect of the associated cross-currency interest rate exchange agreements. The Company also issued $650.0 million senior notes at a rate of 6.75% due 2039. The net proceeds from this offering were used for working capital and general corporate purposes while excess funds are held in cash and cash equivalents as well as invested in a Government of Canada bond.
On November 16, 2009, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2009 to November 18, 2010. During the current year, the Company repurchased 6,100,000 Class B Non-Voting Shares for $118.1 million.
At February 28, 2010, Shaw held $669.9 million in cash and short-term securities and had access to $1 billion of available credit facilities. Based on cash balances, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2010	2009	%	2010	2009	%
Funds flow from operations	358,206	334,508	7.1	697,158	646,475	7.8
Net decrease in non-cash working capital balances related to operations	21,382	63,068	(66.1)	15,989	56,121	(71.5)

	379,588	397,576	(4.5)	713,147	702,596	1.5

Shaw Communications Inc.
Funds flow from operations increased over the comparative periods mainly due to growth in service operating income before amortization partially offset by current income tax expense. The net decrease in non-cash working capital balances is lower than the comparable periods due to the reduction in accounts payable and accrued liabilities in the current year as a result of the reversal of the previously accrued Part II fees and timing of payment of various trade and other payables was partially offset by an increase in current taxes payable as the Company became cash taxable in the fourth quarter of the prior year.
Investing Activities

	Three months ended February 28,			Six months ended February 28,
($000’s Cdn)	2010	2009	Decrease	2010	2009	Increase
Cash flow used in investing activities	(196,007)	(261,214)	65,207	(715,905)	(587,635)	(128,270)

The cash used in investing activities decreased over the comparable quarter primarily due to lower cash outlays for capital expenditures in the current period and the acquisition of the Campbell River cable system in February 2009 partially offset by lower proceeds on disposal of property, plant and equipment in the current quarter. Cash requirements for investing activities increased over the prior year six month period due to the larger business acquisition of Mountain Cable in Hamilton, Ontario and investing certain excess funds from the $650.0 million senior notes issuance in a Government of Canada bond partially offset by lower cash outlays for capital expenditures and the impact of the final cash outlay in the prior year in respect of deposits for the wireless spectrum licenses. In addition, the comparative six month period benefitted from proceeds on cancellation of certain US dollar forward purchase contracts and higher proceeds on disposal of property, plant and equipment.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended February 28,		Six months ended February 28,
(In $millions Cdn)	2010	2009	2010	2009
Bank loans and bank indebtedness — net borrowings	—	(92.7)	—	29.6
Issuance of Cdn $1.25 billion 5.65% senior notes	—	—	1,246.0	—
Issuance of Cdn $650 million 6.75% senior notes	—	—	645.6	—
Senior notes issuance costs	(0.9)	—	(9.9)	—
Redemption of US $440 million 8.25% senior notes	—	—	(465.5)	—
Redemption of US $225 million 7.25% senior notes	—	—	(238.1)	—
Redemption of US $300 million 7.20% senior notes	—	—	(312.6)	—
Payments on cross-currency agreements	—	—	(291.9)	—
Debt retirement costs	—	—	(79.5)	—
Dividends	(90.9)	(85.7)	(181.8)	(171.3)
Repayment of Partnership debt	(0.2)	(0.2)	(0.3)	(0.3)
Issue of Class B Non-Voting Shares	17.6	42.2	25.5	49.7
Purchase of Class B Non-Voting Shares for cancellation	(90.2)	—	(118.1)	(33.6)
Proceeds on cancellation of bond forward contract	—	—	—	10.8

	(164.6)	(136.4)	219.4	(115.1)

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
($000’s Cdn except per share amounts)	revenue	amortization(1)(3)	Net income(3)	per share (3)(4)	operations (2)
2010
Second	929,142	424,825	138,712	0.32	358,206
First	905,934	474,952	114,229	0.26	338,952
2009
Fourth	872,919	394,900	124,265	0.29	321,319
Third	861,382	395,547	132,151	0.31	356,046
Second	839,144	381,832	156,585	0.37	334,508
First	817,468	368,330	123,474	0.29	311,967
2008
Fourth	805,700	370,406	133,032	0.31	321,276
Third	792,149	356,688	128,560	0.30	310,984

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

(3)	2009 and 2008 are restated for the retrospective adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. See update to critical accounting policies and estimates on page 20.

(4)	Diluted earnings per share equals basic earnings per share except for the second quarter of 2009 where diluted earnings per share is $0.36.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has fluctuated quarter-over-quarter primarily as a result of the growth in service operating income before amortization described above, the impact of the net change in non-operating items such as debt retirement costs, loss on financial instruments, and the impact of corporate income tax rate reductions. Net income declined by $10.0 million in the first quarter of 2010 mainly due to debt retirement costs of $81.6 million in respect of the US senior note redemptions, the loss on financial instruments of $44.6 million, the total of which was partially offset by higher service operating income before amortization of $80.1 million (which includes the impact of the one-time Part II fee recovery of $75.3 million) and lower income taxes of $28.9 million. The lower income taxes were due to lower net income before taxes and a current period income tax recovery of $17.6 million related to reductions in corporate income tax rates. Net income increased by $24.5 million in the second quarter of 2010 due to the aforementioned items recorded in the previous quarter and the impact of customer growth, the Mountain Cable acquisition and lower costs including employee related and marketing expenses all of which were partially offset by increased taxes on higher net income before taxes. During the second quarter of 2009, the Company recorded a future tax recovery related to reduction in corporate income tax rates which contributed $22.6 million to net income. Net income declined by $24.4 million in the third quarter of 2009 primarily due to the tax recovery recorded in the immediately preceding quarter. The decline in net income in the first and fourth quarters of 2009 of $9.6 million and $7.9 million, respectively, is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

Shaw Communications Inc.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2009 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein was a new accounting policy that the Company is required to adopt in fiscal 2010 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Goodwill and intangible assets
In 2010, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.
The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at February 28, 2010 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings for the three and six months ended February 28, 2010 and 2009 is as follows:

	Increase (decrease)
	February 28, 2010	August 31, 2009
	$	$
Consolidated balance sheets:
Property, plant and equipment	(106,269)	(105,180)
Deferred charges	(3,066)	(3,383)
Intangibles	106,269	105,180
Future income taxes	(774)	(863)
Retained earnings	(2,292)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase in net income	228	1,236

	(2,292)	(2,520)

Shaw Communications Inc.

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
	$	$	$	$
Consolidated statements of income:
Decrease in operating, general and administrative expenses	116	477	317	1,010
Decrease in amortization of property, plant and equipment	8,843	8,389	17,935	15,350
Increase in amortization of other intangibles	(8,843)	(8,389)	(17,935)	(15,350)
Increase in income tax expense	(39)	(121)	(89)	(257)

Increase in net income and comprehensive income	77	356	228	753

Increase in earnings per share	—	0.01	—	—

Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2009, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning
This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.

Design and development — key elements
This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders. The Company has completed its preliminary identification and assessment of accounting and reporting differences and evaluation of accounting policies is in progress. The preliminary assessment of the impact on information systems has been completed and the design phase of system changes is underway. In addition, training has been provided to certain key employees involved in or directly impacted by the conversion process.

Implementation
This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.

Shaw Communications Inc.
2010 GUIDANCE
The Company’s preliminary view with respect to 2010 guidance was provided coincident with the release of its fourth quarter results on October 23, 2009. It called for consolidated service operating income before amortization to increase by 14% or more including the impact of a one-time CRTC Part II fee recovery, and free cash flow to be comparable to 2009 after considering the full year impact of cash taxes and continued capital investment. Excluding the impact of the Part II fee recovery and the expected contribution from Mountain Cable this represents an organic growth rate of approximately 8%.
There are no revisions to the guidance at this time; however, the Company is clarifying that this guidance is with respect to the consolidated Cable and Satellite segments. The investment associated with the Wireless build will be tracked and reported separately from the free cash flow generated from ongoing operations. The Company will primarily use cash on hand to fund initial wireless investments.
Certain important assumptions for 2010 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2010; and a stable regulatory fee and rate environment. While the Company does anticipate continued slower economic conditions in Western Canada, it does not see any material changes to its business at this time.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.

Shaw Communications Inc.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	February 28, 2010	August 31, 2009
		Restated — note 1
ASSETS
Current
Cash and cash equivalents	470,003	253,862
Short-term securities	199,946	199,375
Accounts receivable	225,599	194,483
Inventories	57,034	52,304
Prepaids and other	32,781	35,688
Derivative instrument [note 10]	89,803	—
Future income taxes	36,408	21,957

	1,111,574	757,669
Derivative instrument [note 10]	58,398	—
Investments and other assets [note 10]	165,283	194,854
Property, plant and equipment	2,822,196	2,716,364
Deferred charges	258,684	256,355
Intangibles
Broadcast rights [note 3]	5,061,153	4,816,153
Spectrum licenses [note 1]	190,912	—
Goodwill [note 3]	169,143	88,111
Other intangibles	106,269	105,180

	9,943,612	8,934,686

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	517,410	563,110
Income taxes payable	116,962	25,320
Unearned revenue	141,469	133,798
Current portion of long-term debt [note 4]	539	481,739
Derivative instruments [note 10]	122,598	173,050

	898,978	1,377,017
Long-term debt [note 4]	3,979,534	2,668,749
Other long-term liabilities [note 9]	277,567	104,964
Derivative instruments [note 10]	76,818	292,560
Deferred credits	656,556	659,073
Future income taxes	1,414,243	1,336,859

	7,303,696	6,439,222

Shareholders’ equity
Share capital [note 5]	2,227,809	2,113,849
Contributed surplus [note 5]	45,310	38,022
Retained earnings	368,264	382,227
Accumulated other comprehensive loss [note 7]	(1,467)	(38,634)

	2,639,916	2,495,464

	9,943,612	8,934,686

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS
(unaudited)

	Three months ended February 28,		Six months ended February 28,
[thousands of Canadian dollars except per share amounts]	2010	2009	2010	2009
		Restated — note 1		Restated — note 1

Service revenue [note 2]	929,142	839,144	1,835,076	1,656,612
Operating, general and administrative expenses	504,317	457,312	935,299	906,450

Service operating income before amortization [note 2]	424,825	381,832	899,777	750,162
Amortization:
Deferred IRU revenue	3,136	3,136	6,273	6,273
Deferred equipment revenue	30,482	33,941	61,743	66,978
Deferred equipment costs	(58,140)	(62,962)	(117,649)	(123,391)
Deferred charges	(256)	(256)	(512)	(512)
Property, plant and equipment	(131,741)	(108,645)	(256,380)	(212,234)
Other intangibles	(8,843)	(8,389)	(17,935)	(15,350)

Operating income	259,463	238,657	575,317	471,926
Amortization of financing costs – long-term debt	(952)	(946)	(2,053)	(1,892)
Interest expense — debt [note 2]	(61,646)	(56,354)	(123,710)	(113,564)

	196,865	181,357	449,554	356,470
Debt retirement costs	—	—	(81,585)	—
Loss on financial instruments [note 10]	(1,504)	—	(46,149)	—
Other gains	638	7,312	9,355	8,994

Income before income taxes	195,999	188,669	331,175	365,464
Current income tax expense	10,703	—	105,281	—
Future income tax expense (recovery)	46,584	31,964	(27,047)	85,418

Income before the following	138,712	156,705	252,941	280,046
Equity income (loss) on investee	—	(120)	—	13

Net income	138,712	156,585	252,941	280,059
Retained earnings, beginning of period	385,852	238,899	384,747	226,408
Adjustment for adoption of new accounting policy [note 1]	—	(3,359)	(2,520)	(3,756)

Retained earnings, beginning of period restated	385,852	235,540	382,227	222,652
Reduction on Class B Non-Voting Shares purchased for cancellation [note 5]	(65,354)	—	(85,143)	(25,017)
Dividends — Class A Shares and Class B Non-Voting Shares	(90,946)	(85,744)	(181,761)	(171,313)

Retained earnings, end of period	368,264	306,381	368,264	306,381

Earnings per share [note 6]
Basic	0.32	0.37	0.58	0.65
Diluted	0.32	0.36	0.58	0.65

[thousands of shares]
Weighted average participating shares outstanding during period	432,960	428,833	432,733	428,295
Participating shares outstanding, end of period	431,838	429,791	431,838	429,791

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE LOSS
(unaudited)

	Three months ended February 28,		Six months ended February 28,
[thousands of Canadian dollars]	2010	2009	2010	2009
		Restated — note 1		Restated — note 1

Net income	138,712	156,585	252,941	280,059

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	(198)	34,307	(51,633)	187,789
Realized gains on cancellation of forward purchase contracts	—	—	—	9,314
Adjustment for hedged items recognized in the period	1,469	(1,065)	10,913	6,023
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	—	(29,493)	34,940	(174,213)
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	—	—	42,658	—
Unrealized gain (loss) on available-for-sale investment	(140)	—	290	—
Unrealized foreign exchange gain (loss) on translation of a self- sustaining foreign operation	—	19	(1)	113

	1,131	3,768	37,167	29,026

Comprehensive income	139,843	160,353	290,108	309,085

Accumulated other comprehensive loss, beginning of period	(2,598)	(32,416)	(38,634)	(57,674)
Other comprehensive income	1,131	3,768	37,167	29,026

Accumulated other comprehensive loss, end of period	(1,467)	(28,648)	(1,467)	(28,648)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended February 28,		Six months ended February 28,
[thousands of Canadian dollars]	2010	2009	2010	2009
		Restated — note 1		Restated — note 1
OPERATING ACTIVITIES [note 8]
Funds flow from operations	358,206	334,508	697,158	646,475
Net decrease in non-cash working capital balances related to operations	21,382	63,068	15,989	56,121

	379,588	397,576	713,147	702,596

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(171,737)	(173,302)	(330,557)	(310,161)
Additions to equipment costs (net) [note 2]	(23,728)	(35,126)	(51,488)	(69,553)
Additions to other intangibles [note 2]	(5,252)	(20,292)	(14,780)	(31,543)
Proceeds on cancellation of US forward purchase contracts	—	—	—	13,384
Net reduction (addition) to inventories	5,075	(6,913)	(4,480)	(12,551)
Deposits on wireless spectrum licenses	—	—	—	(152,465)
Cable business acquisition [note 3]	(360)	(46,330)	(155,694)	(46,366)
Purchase of Government of Canada bond [note 10]	—	—	(158,968)	—
Proceeds on disposal of property, plant and equipment [note 2]	44	20,749	111	21,620
Addition to investments and other assets	(49)	—	(49)	—

	(196,007)	(261,214)	(715,905)	(587,635)

FINANCING ACTIVITIES
Decrease in bank indebtedness	—	(57,691)	—	(30,374)
Increase in long-term debt, net of discounts	—	70,000	1,891,656	241,615
Senior notes issuance costs	(861)	—	(9,918)	—
Long-term debt repayments	(134)	(105,126)	(1,016,436)	(181,865)
Payments on cross-currency agreements [note 10]	—	—	(291,920)	—
Debt retirement costs	—	—	(79,488)	—
Proceeds on cancellation of bond forward contract	—	—	—	10,757
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 5]	17,618	42,189	25,488	49,695
Purchase of Class B Non-Voting Shares for cancellation [note 5]	(90,258)	—	(118,150)	(33,574)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(90,946)	(85,744)	(181,761)	(171,313)

	(164,581)	(136,372)	219,471	(115,059)

Effect of currency translation on cash balances and cash flows	(1)	10	(1)	98

Increase in cash	18,999	—	216,712	—
Cash, beginning of the period	650,950	—	453,237	—

Cash, end of the period	669,949	—	669,949	—

Cash includes cash, cash equivalents and short-term securities
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2009.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Spectrum licenses
During the first quarter, the Company received its ownership compliance decision from Industry Canada and was granted its Advanced Wireless Spectrum (“AWS”) licenses. Accordingly, the deposits on spectrum licenses were then reclassified from Investments and other assets to Intangibles. AWS licenses have indefinite useful lives and are not amortized but will be subject to an annual review for impairment by comparing the estimated fair value to the carrying amount.
Adoption of recent accounting pronouncements
Goodwill and intangible assets
Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As a result, connection costs that had been previously deferred and amortized, no longer meet the recognition criteria for intangible assets. In addition, the new standard requires computer software, that is not an integral part of the related hardware, to be classified as an intangible asset.
The provisions of Section 3064 were adopted retrospectively with restatement of prior periods. The impact on the Consolidated Balance Sheets as at February 28, 2010 and August 31, 2009 and on the Consolidated Statements of Income and Retained Earnings for the three and six months ended February 28, 2010 and 2009 is as follows:

	Increase (decrease)
	February 28, 2010	August 31, 2009
	$	$
Consolidated balance sheets:
Property, plant and equipment	(106,269)	(105,180)
Deferred charges	(3,066)	(3,383)
Intangibles	106,269	105,180
Future income taxes	(774)	(863)
Retained earnings	(2,292)	(2,520)

Decrease in retained earnings:
Adjustment for change in accounting policy	(2,520)	(3,756)
Increase in net income	228	1,236

	(2,292)	(2,520)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
	$	$	$	$
Consolidated statements of income:
Decrease in operating, general and administrative expenses	116	477	317	1,010
Decrease in amortization of property, plant and equipment	8,843	8,389	17,935	15,350
Increase in amortization of other intangibles	(8,843)	(8,389)	(17,935)	(15,350)
Increase in income tax expense	(39)	(121)	(89)	(257)

Increase in net income and comprehensive income	77	356	228	753

Increase in earnings per share	—	0.01	—	—

The cash outflows for additions to other intangibles have been reclassified from property, plant and equipment and presented separately in the Consolidated Statements of Cash Flows for the three and six months ended February 28, 2010 and 2009.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2009, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). All of these operations are substantially located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
	$	$	$	$
Service revenue
Cable	733,436	650,757	1,443,183	1,281,165
DTH	179,602	171,103	359,366	339,584
Satellite Services	20,666	22,376	41,613	45,589

	933,704	844,236	1,844,162	1,666,338

Inter segment —
Cable	(1,185)	(1,198)	(2,422)	(2,252)
DTH	(2,502)	(3,019)	(4,914)	(5,724)
Satellite Services	(875)	(875)	(1,750)	(1,750)

	929,142	839,144	1,835,076	1,656,612

Service operating income before amortization (2)
Cable	355,320	313,555	736,422	617,263
DTH	59,763	57,026	143,514	109,515
Satellite Services	9,742	11,251	19,841	23,384

	424,825	381,832	899,777	750,162

Interest (1)
Cable	54,752	49,453	109,918	99,757
DTH and Satellite Services	6,562	6,561	13,125	13,124
Burrard Landing Lot 2 Holdings Partnership	332	340	667	683

	61,646	56,354	123,710	113,564

Cash taxes (1)
Cable	39,999	—	88,004	—
DTH and Satellite Services	9,999	—	29,000	—
Other/non-operating	(39,295)	—	(11,723)	—

	10,703	—	105,281	—

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest or cash taxes on a segmented basis for DTH and Satellite Services.

(2)	The six months ended February 28, 2010 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ending February 28,		Six months ending February 28,
	2010	2009	2010	2009
	$	$	$	$
Capital expenditures accrual basis
Cable	151,193	132,484	296,423	272,864
Corporate	12,798	22,969	23,599	46,858

Sub-total Cable including corporate	163,991	155,453	320,022	319,722
Satellite (net of equipment profit)	621	829	2,039	961

	164,612	156,282	322,061	320,683

Equipment costs (net of revenue received)
Cable	5,767	12,955	9,821	25,810
Satellite	17,961	18,156	41,667	38,390

	23,728	31,111	51,488	64,200

Capital expenditures and equipment costs (net)
Cable	169,758	168,408	329,843	345,532
Satellite	18,582	18,985	43,706	39,351

	188,340	187,393	373,549	384,883

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	171,737	173,302	330,557	310,161
Additions to equipment costs (net)	23,728	35,126	51,488	69,553
Additions to other intangibles	5,252	20,292	14,780	31,543

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	200,717	228,720	396,825	411,257
Increase (decrease) in working capital related to capital expenditures	(11,588)	(15,715)	(21,715)	2,285
Less: Realized gains on cancellation of US dollar forward purchase contracts (1)	—	(4,015)	—	(5,353)
Less: Proceeds on disposal of property, plant and equipment	(44)	(20,749)	(111)	(21,620)
Less: Satellite equipment profit (2)	(745)	(848)	(1,450)	(1,686)

Total capital expenditures and equipment costs (net) reported by segments	188,340	187,393	373,549	384,883

(1)
During the first quarter of the prior year, the Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains were included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets were recognized.

(2)
The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	February 28, 2010
	Cable	DTH	Satellite Services	Total
	$	$	$	$
Segment assets	7,056,713	855,755	488,700	8,401,168

Corporate assets				1,542,444

Total assets				9,943,612

	August 31, 2009
	Cable	DTH	Satellite Services	Total
	$	$	$	$
Segment assets	6,599,120	855,283	498,720	7,953,123

Corporate assets				981,563

Total assets				8,934,686

3. BUSINESS ACQUISITION

February 28, 2010
Total
		Accounts	Issuance of Class B	purchase
	Cash(1)	payable	Non-Voting Shares	price
	$	$	$	$
Cable system	160,764	3,065	120,000	283,829

(1)	The cash consideration paid, net of cash acquired of $5,070, was $155,694.
A summary of net assets acquired on the Hamilton cable business acquisition, accounted for as a purchase, is as follows:

$
Net assets acquired at assigned fair values
Investments	206
Property, plant and equipment	57,750
Broadcast rights	245,000
Goodwill, not deductible for tax	81,032

383,988
Working capital deficiency	(27,397)
Future income taxes	(72,762)

283,829

The Company closed the purchase of all of the outstanding shares of Mountain Cablevision in Hamilton, Ontario in late October 2009. The cable system serves approximately 41,000 basic subscribers and results of operations have been included commencing November 1, 2009. The purchase price allocation may be impacted by settlement of final closing adjustments.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		February 28, 2010			August 31, 2009
					Translated	Adjustment
		Long-term		Long-term	at year	for hedged
	Effective	debt at	Adjustment	debt	end	debt and	Long-term
	interest	amortized	for finance	repayable at	exchange	finance	debt repayable
	rates	cost (1)	costs (1)	maturity	rate (1)	costs (1) (2)	at maturity
	%	$	$	$	$	$	$
Corporate
Senior notes-
Cdn $600,000 6.50% due June 2, 2014	6.56	594,394	5,606	600,000	593,824	6,176	600,000
Cdn $400,000 5.70% due March 2, 2017	5.72	395,885	4,115	400,000	395,646	4,354	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	447,293	2,707	450,000	446,836	3,164	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	292,483	7,517	300,000	291,987	8,013	300,000
Cdn $1,250,000 5.65% due October 1, 2019 (3)	5.69	1,240,374	9,626	1,250,000	—	—	—
Cdn $650,000 6.75% due November 9, 2039 (4)	6.80	641,674	8,326	650,000	—	—	—
US $440,000 8.25% due April 11, 2010 (2)	7.88	—	—	—	481,198	161,422	642,620
US $225,000 7.25% due April 6, 2011 (2)	7.68	—	—	—	245,632	110,206	355,838
US $300,000 7.20% due December 15, 2011 (2)	7.61	—	—	—	327,512	149,338	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	346,755	3,245	350,000	346,380	3,620	350,000

		3,958,858	41,142	4,000,000	3,129,015	446,293	3,575,308

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	21,215	93	21,308	21,473	101	21,574

Total consolidated debt		3,980,073	41,235	4,021,308	3,150,488	446,394	3,596,882
Less current portion (5)		539	19	558	481,739	161,422	643,161

		3,979,534	41,216	4,020,750	2,668,749	284,972	2,953,721

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $41,235. (August 31, 2009 — $27,761).

(2)
Foreign denominated long-term debt was translated at the year-end foreign exchange rate of 1.095 Cdn. If the rate of translation had been adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fixed the liability for interest and principal), long-term debt would have increased by $418,633. The US senior notes were redeemed in October 2009.

(3)
On October 1, 2009 the Company issued $1,250,000 of senior notes at a rate of 5.65%. The effective rate is 5.69% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(4)
On November 9, 2009, the Company issued $650,000 of senior notes at a rate of 6.75%. The effective rate is 6.80% due to the discount on issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(5)	Current portion of long-term debt at February 28, 2010 includes the amount due within one year on the Partnership’s mortgage bonds.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
5. SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the six months ended February 28, 2010 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
August 31, 2009	22,520,064	2,468	407,717,782	2,111,381
Issued upon stock option plan exercises	—	—	1,559,077	27,097
Issued in respect of an acquisition (note 3)	—	—	6,141,250	120,000
Share issue costs	—	—	—	(130)
Purchase of shares for cancellation	—	—	(6,100,000)	(33,007)

February 28, 2010	22,520,064	2,468	409,318,109	2,225,341

Purchase of shares for cancellation
During the six months ended February 28, 2010, the Company purchased 6,100,000 Class B Non-Voting Shares for cancellation for $118,150 of which $33,007 reduced the stated capital of the Class B Non-Voting Shares and $85,143 was charged against retained earnings.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to February 28, 2010 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date 12,800,693 Class B Non-Voting Shares have been issued under the plan. During the six months ended February 28, 2010, 1,559,077 options were exercised for $25,618.
The changes in options for the six months ended February 28, 2010 are as follows:

		Weighted average
	Number	exercise price
		$
Outstanding, beginning of period	23,714,667	20.21
Granted	785,000	19.63
Forfeited	(425,834)	20.84
Exercised	(1,559,077)	16.43

Outstanding, end of period	22,514,756	20.44

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at February 28, 2010:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	February 28, 2010	contractual life	exercise price	February 28, 2010	exercise price
$8.69	20,000	3.64	$8.69	20,000	$8.69
$14.85 - $22.27	14,455,756	6.62	$18.22	7,212,650	$16.93
$22.28 - $26.20	8,039,000	7.52	$24.45	4,038,750	$24.46

The weighted average estimated fair value at the date of the grant for common share options granted was $3.31 per option (2009 — $3.52 per option) and $3.13 per option (2009 — $3.78 per option) for the three and six months ended, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
Dividend yield	4.12%	3.94%	4.29%	3.73%
Risk-free interest rate	2.36%	2.15%	2.38%	2.66%
Expected life of options	5 years	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	26.4%	26.7%	26.5%	25.7%

Contributed surplus
The changes in contributed surplus are as follows:

Six months ended
February 28, 2010
$
Balance, beginning of period	38,022
Stock-based compensation	8,767
Stock options exercised	(1,479)

Balance, end of period	45,310

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ending February 28,		Six months ending February 28,
	2010	2009	2010	2009
Numerator for basic and diluted earnings per share ($)
Net income	138,712	156,585	252,941	280,059

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	432,960	428,833	432,733	428,295
Effect of dilutive securities	1,415	1,812	1,333	2,251

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	434,375	430,645	434,066	430,546

Earnings per share ($)
Basic	0.32	0.37	0.58	0.65
Diluted	0.32	0.36	0.58	0.65

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
7. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the six months ended February 28, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(62,120)	10,487	(51,633)
Adjustment for hedged items recognized in the period	15,284	(4,371)	10,913
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized gain on available-for-sale investment	333	(43)	290
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	44,122	(6,955)	37,167

Components of other comprehensive income (loss) and the related income tax effects for the three months ended February 28, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(300)	102	(198)
Adjustment for hedged items recognized in the period	2,088	(619)	1,469
Unrealized loss on available-for-sale investment	(162)	22	(140)

	1,626	(495)	1,131

Components of other comprehensive income (loss) and the related income tax effects for the six months ended February 28, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Changes in unrealized fair value of derivatives designated as cash flow hedges	219,901	(32,112)	187,789
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	6,077	(54)	6,023
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(202,940)	28,727	(174,213)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	113	—	113

	36,535	(7,509)	29,026

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the three months ended February 28, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Changes in unrealized fair value of derivatives designated as cash flow hedges	40,217	(5,910)	34,307
Adjustment for hedged items recognized in the period	(2,020)	955	(1,065)
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(34,065)	4,572	(29,493)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	19	—	19

	4,151	(383)	3,768

Accumulated other comprehensive income (loss) is comprised of the following:

	February 28, 2010	August 31, 2009
	$	$
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	349	350
Unrealized gain on available-for-sale investment	290	—
Fair value of derivatives	(2,106)	(38,984)

	(1,467)	(38,634)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
8. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
	$	$	$	$

Net income	138,712	156,585	252,941	280,059
Non-cash items:
Amortization
Deferred IRU revenue	(3,136)	(3,136)	(6,273)	(6,273)
Deferred equipment revenue	(30,482)	(33,941)	(61,743)	(66,978)
Deferred equipment costs	58,140	62,962	117,649	123,391
Deferred charges	256	256	512	512
Property, plant and equipment	131,741	108,645	256,380	212,234
Other intangibles	8,843	8,389	17,935	15,350
Financing costs — long-term debt	952	946	2,053	1,892
Future income tax expense (recovery)	46,584	31,964	(27,047)	85,418
Equity loss (income) on investee	—	120	—	(13)
Debt retirement costs	—	—	81,585	—
Stock-based compensation	4,347	4,100	8,767	8,331
Defined benefit pension plan	6,968	6,513	13,937	13,026
Gain on cancellation of bond forward	—	—	—	(10,757)
Adjustment for financial instruments	(5,171)	—	39,474	—
Other	452	(8,895)	988	(9,717)

Funds flow from operations	358,206	334,508	697,158	646,475

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
	$	$	$	$
Accounts receivable	(11,835)	4,592	(30,401)	(11,294)
Prepaids and other	642	(12,961)	(608)	(12,621)
Accounts payable and accrued liabilities	28,371	73,656	(49,387)	76,370
Income taxes payable	7,581	(315)	94,883	(352)
Unearned revenue	(3,377)	(1,904)	1,502	4,018

	21,382	63,068	15,989	56,121

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2010	2009	2010	2009
	$	$	$	$
Interest	19,473	19,597	114,520	114,205
Income taxes	3,273	297	3,328	316

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]

(iv)	Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Six months ended February 28,
	2010	2009
	$	$
Issuance of Class B Non-Voting Shares on a cable system acquisition	120,000	—

9. OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s defined benefit pension plan of $118,901 and the liability of $158,666 with respect to the principal components of the US $300,000 amended cross-currency interest rate agreements. The total benefit costs expensed under the Company’s defined benefit pension were $7,330 (2009 — $6,875) and $14,661 (2009 — $13,750) for the three and six months ended February 28, 2010, respectively.
10. FINANCIAL INSTRUMENTS
During the first quarter, the Company redeemed all of its outstanding US $440,000 8.25% senior notes due April 11, 2010, US $225,000 7.25% senior notes due April 6, 2011 and US $300,000 7.20% senior notes due December 15, 2011. In conjunction with the redemption of the US $440,000 and US $225,000 senior notes, the Company paid $146,065 to unwind and settle a portion of the principal component of two of the associated cross-currency interest rate swaps and simultaneously entered into offsetting currency swap transactions for the remaining outstanding notional principal amounts (i.e. the end of swap notional exchanges) and paid $145,855 in respect of these offsetting swap transactions. The derivatives have been classified as held for trading as they are not accounted for as hedging instruments. In addition, upon redemption of the US $300,000 senior notes, the Company entered into amended agreements with the counterparties of the cross-currency agreements to fix the settlement of the principal liability on December 15, 2011 at $162,150. As a result, there is no further foreign exchange rate exposure in respect of the principal component of the cross-currency interest rate exchange agreements.
Upon redemption of the underlying hedged US denominated debt, the associated cross-currency interest rate exchange agreements no longer qualify as cash flow hedges and the remaining loss in accumulated other comprehensive loss of $50,121 was reclassified to the income statement. All subsequent changes in the value of the above noted agreements will be recorded in the income statement. The total amount recorded was a gain (loss) of ($1,504) and $3,972 for the three and six months ended February 28, 2010, respectively.
The Government of Canada bond purchased during the first quarter has been classified as available-for-sale and is recorded at its estimated fair value.